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                                                        SEC FILE NUMBER
                                                            0-23396
                                                   ----------------------------
                                                         CUSIP NUMBER
                                                   ----------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING


(Check One):   |_| Form 10-KSB    |_| Form 20-F   |_| Form 11-K

               |X| Form 10-QSB  |_| Form N-SAR

       For Period Ended: September 30, 1998
                         -------------------
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ----------------------------------------


--------------------------------------------------------------------------------
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

----------------------------------------------------------------------------
PART I - REGISTRANT  INFORMATION
K2 Design, Inc.
----------------------------------------------------------------------------
Full Name of Registrant

----------------------------------------------------------------------------
Former Name if Applicable

30 Broad Street
16th Floor
----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
New York, New York, 10004
----------------------------------------------------------------------------
City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to administrative problems in processing relevant information therefor and management's focus on business and personnel issues subsequent to the end of the fiscal period.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.                       (212)           969-3208
----------------------------------------------------------------------------
         (Name)                               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                             /x/ Yes    / / No
------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                             /x/ Yes    / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
         See Attachment "A".
------------------------------------------------------------------------------


                               K2 Design, Inc.
                  ---------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         November 16, 1998                   By:   /s/ Seth Bressman
      ---------------------------                       ------------------------
                                                        Seth Bressman
                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

                               ATTACHMENT "A"

                       K2 DESIGN, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    -------------------------------------

                                                                      Three Months Ended
                                                                          September 30,              Nine Months Ended September 30,
                                                                     1998              1997              1998                1997
                                                                  ---------------------------       -------------------------------
                                                                          (unaudited)                          (unaudited)
Revenues                                                         $1,901,265        $1,636,991      $  5,936,879        $ 4,384,467
Direct salaries and costs                                         1,448,140         1,225,886         4,116,233          3,247,227
Selling, general and administrative
expenses                                                            655,281           737,674         1,876,395          1,966,171
Depreciation                                                         86,539            86,305           263,818            202,011
                                                                  ---------        ----------      ------------        -----------
Loss from continuing operations before                             (288,695)         (412,874)        (319,567)         (1,030,942)
interest and other income, net, income  taxes and
discontinued operations

Interest and other income, net                                       76,322            25,003          135,306              93,878
                                                                  ---------        ----------      -----------         -----------
Loss before income tax provision
    and discontinued operations                                    (212,373)         (387,871)        (184,261)           (937,064)

Provision for income taxes                                           18,870             9,014           21,307              13,970
                                                                  ---------        ----------      -----------         -----------
Loss from continuing operations                                   ($231,243)        ($396,885)       ($205,568)          ($951,034)
Loss from discontinued operations                                        (0)         (198,100)         (85,309)           (445,150)

Gain (loss) from sale of discontinued operations                   (107,919)                0        2,994,204                   0
                                                                  ---------        ----------      -----------         -----------
Net income (loss)                                                 ($339,162)        ($594,985)     $ 2,703,327         ($1,396,184)
                                                                  =========        ==========      ===========         ===========
Loss per share from continuing
operations -
  Basic                                                              ($0.07)           ($0.11)          ($0.06)            ($0.26)
  Diluted                                                            ($0.07)           ($0.11)          ($0.06)            ($0.26)
Loss per share from discontinued
  operations
  Basic                                                              ($0.00)           ($0.05)          ($0.02)            ($0.12)
  Diluted                                                            ($0.00)           ($0.05)          ($0.02)            ($0.12)
Gain (loss) per share
  from sale of discontinued operations -

  Basic                                                              ($0.03)           ($0.00)           $0.83             ($0.00)
  Diluted                                                            ($0.03)           ($0.00)           $0.80             ($0.00)
Net income (loss) per share

  Basic                                                              ($0.10)           ($0.16)           $0.75             ($0.38)
                                                                  =========        ==========      ===========         ===========
  Diluted                                                            ($0.10)           ($0.16)           $0.72             ($0.38)
                                                                  =========        ==========      ===========         ===========
Weighted average basic common shares
  outstanding                                                     3,508,579         3,680,671        3,591,292           3,657,433
                                                                  =========        ==========      ===========        ============
Weighted average diluted common shares
  outstanding                                                     3,508,579         3,680,671        3,742,304           3,657,433
                                                                  =========        ==========      ===========        ============

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

Revenues

     Revenues for the three months ended September 30, 1998 and 1997 were approximately $1,901,000 and $1,637,000, respectively, or an increase of approximately 16%. However, net revenues (i.e. gross revenues less pass-through expenses such as media placement costs) during the same periods were $891,939 and $1,389,163, respectively, or a decrease of 36%. During the three months ended September 30, 1998, WavePhore, Standard & Poors and Lexis-Nexis accounted for approximately 72%, 8% and 7%, respectively, of the Company's revenues. During the three months ended September 30, 1997, Cox Interactive Media, Inc., Bell Communications Research, Inc. and American Express Company accounted for approximately 23%, 19% and 14%, respectively, of the Company's revenues.

     Revenues for the nine months ended September 30, 1998 and 1997 were approximately $5,937,000 and $4,384,000, respectively, or an increase of approximately 35%. However, during the nine months ended September 30, 1998, net revenues were $3,373,600 compared to net revenues of $3,700,629 for the 1997 period, a decrease of $327,029 or 9%. During the nine months ended September 30, 1998, WavePhore, Standard & Poors, and Bell Atlantic, accounted for approximately 25%, 17% and 6%, respectively, of the Company's revenues. During the nine months ended September 30, 1997, WavePhore, Toys "R" Us Corporation and Bell Communications Research, Inc. accounted for approximately 21%, 10% and 10%, respectively, of the Company's revenues.

     Direct Salaries and Costs

     Direct salaries and costs include all direct labor costs and other direct costs related to project performance, such as independent contractors, freelance labor, supplies, and printing and equipment costs. As a percentage of revenues, direct salaries and costs increased by approximately 1% for the three months ended September 30, 1998, as compared to the same period in 1997. In absolute dollars, direct salaries and costs increased by approximately $222,000 from approximately $1,226,000 for the 1997 quarter to approximately $1,448,000 for the 1998 quarter. In the 1998 period, direct salaries and costs consisted primarily of approximately $931,000 of media placement costs, and approximately $470,000 paid as direct labor costs. In the 1997 period, direct salaries and costs consisted primarily of approximately $248,000 paid as media placement costs and approximately $597,000 paid as direct labor costs.

     As a percentage of revenues, direct salaries and costs decreased by approximately 5% for the nine months ended September 30, 1998, as compared to the same period in 1997. In absolute dollars, direct salaries and costs increased by approximately $869,000 from approximately $3,247,000 for the nine months ended September 30, 1997 to approximately $4,116,000 for the nine months ended September 30, 1998. In the 1998 period, direct salaries and costs consisted primarily of approximately $2,365,000 of media placement costs, and approximately $1,338,000 paid as direct labor costs. In the 1997 period, direct salaries and costs consisted primarily of approximately $684,000 paid as media placement costs and approximately $1,563,000 paid as direct labor costs.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the three months ended September 30, 1998 and 1997 were approximately $655,000 (34.5% of revenues) and $738,000 (45.0% of revenues), respectively, and consisted primarily of labor costs, professional fees, occupancy costs, travel, office expenses and supplies and marketing and advertising, among other things. The decrease in both absolute dollars and as a percentage of revenues reflects the application of tighter controls in connection with the Company's cost reduction plan.

     Selling, general and administrative expenses for the nine months ended September 30, 1998 and 1997 were approximately $1,876,000 (31.6% of revenues) and $1,966,000 (44.8% of revenues), respectively, and consisted primarily of labor costs, professional fees, occupancy costs, travel, office expenses and supplies and marketing and

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)
advertising, among other things. The decrease in both absolute dollars and as a percentage of revenues reflects the application of tighter controls in connection with the Company's cost reduction plan.

Depreciation

     Depreciation expense was approximately $87,000 and $86,000 for three months ended September 30, 1998 and 1997, respectively, and approximately $264,000 and $202,000 for the nine months ended September 30, 1998 and 1997, respectively, and related to depreciation of equipment and leasehold improvements. The Company's depreciation expenses in 1998 have increased significantly as a result of depreciation of the Company's equipment and leasehold improvement in connection with the acquisition of computer equipment and the relocation of its offices.

Income Taxes

     As a result of the gain from the sale of discontinued operations, the Company's net operating loss carry forward has been reduced by approximately $3 million to approximately $140,000.

Gain on Sale of Discontinued Operations

     On June 1, 1998, the Company sold its CLIQNOW! business unit to 24/7 Media, Inc. ("TFSM") for gross proceeds of $4 million, consisting of $1 million of cash and $3 million of TFSM Convertible Redeemable Preferred
Stock. Net proceeds to the Company were approximately $3.3 million, prior to transaction costs but after giving effect to payments to certain employees of the CLIQNOW! business unit. The Company recorded a gain on sale with respect to this transaction of $2,994,204 for the nine month period ended September 30, 1998.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)